Exhibit (a)(1)(J)
Hello,
Ideally everyone had an opportunity last week to participate in one of the employee meetings hosted by John Yonkin and Paul Hempel and learn a bit more about Inverness and the integration planning process.
While prior to the close of the merger there are some limitations on what can be said and done, as we begin the integration we will use some of the communication channels set up in late March to both disseminate information about the acquisition, as well as facilitate the submission of questions.
Below are the communication vehicles in place or planned:
1.	merger@biosite.com email box is active. This email box is to facilitate submission of general questions about the acquisition. Questions about individual circumstances should be directed to Human Resources or your department Director/VP.

2.	The Merger Information section on the home page of our intranet, BioInsider, will continue to serve as a primary channel for sharing information. You can set an alert so that each time new information is added to sections of the site you will receive an email alert (see the instructions below and on the Merger Information site). Information that we have already shared is available on the site now and will expand over time. It will include:
•	Frequently Asked Questions (FAQs)

•	Integration team information, contacts and updates

•	Meeting schedules

•	Key contacts lists

•	Responses to inquiries made through merger@biosite.com

•	Public announcements

•	A link to Biosite’s Securities Exchange Commission (SEC) filings

•	A document repository

•	Other communication that may include things like pictures, videos, calendars
For those who do not have regular access to a computer, we will also post all the written communication on bulletin boards in the D-Diner.

3.	The company’s external website (www.biosite.com) — all Biosite SEC filings will be posted in the Investor section of our public website.

4.	Frequently Asked Questions (FAQ): We have collected and will continue to capture questions that cover topic of interest broadly. We will develop the responses and will post these as we answers and as the information has been filed and we are cleared to do so.

5.	Stock Options and ESPP Questions: As a result of the number of questions regarding stock options and ESPP stock, we are planning a series of meetings, teleconferences and potentially webcasts that will focus entirely on stock options and ESPP, including how to set up your E-Trade account, information about how your stock options will be handled at the time of close, etc. These will be scheduled as we get closer to the date of close.
Now the legal disclaimer: during the tender offer, to ensure that the public has the benefit of receiving the same information we have as employees, we are generally required to file that same information and/or communications with the SEC at the same time that we provide it to employees. So, we’ll work hard to respond to general questions as quickly as possible, however, please know that the review and filing process may increase the response time.
Finally, as we mentioned at many of the meetings, Inverness is taking a very different approach to this acquisition than they have in the past and the acquisition of Biosite will be a company-changing event for Inverness as much as it will be for Biosite. There are many questions that we don’t yet have the answers for and it’s natural for this lack of clarity to cause some uneasiness. Our commitment (both Inverness and Biosite) is to provide answers to questions as quickly as possible and provide regular updates as there is information to share. I do want to remind everyone that there likely will be a bit of a “quiet period” the next few weeks as we initiate the integration process and prior to the close. In the meantime, please use the communication resources available and don’t hesitate to bring questions or comments to your department management, Human Resources Business Manager, Nadine Padilla, Susan Schotthoefer or me.
Thank you to everyone for your continued efforts and support.
-Suzy
Instructions for setting an alert on BioInsider:
•	On the left side of the home page, expand the + sign next to “Self Management”

•	Click on “My Alerts”

•	Click on “Add Alert”

•	Select the site features you want to get email alerts on

•	Click the “Next” button

•	Select the type of changes and frequency of alerts you want

•	Click the “OK” button
Additional Information and Where To Find It
This notice is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Inverness and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Inverness by mailing requests for such materials to: Inverness Medical Innovations, Inc., Investor Relations Department, 51 Sawyer Road, Suite 200, Waltham, MA 02453 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite Incorporated, 9975 Summers Ridge Road, San Diego, California 92121.
In addition to the tender offer materials described above, Biosite and Inverness file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Inverness at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Inverness’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.